

November 12, 2013

<u>Via E-mail</u>
Benjamin S. Miller
Fundrise 1539 7th Street NW, LLC
Fundrise Manager 1539 7th Street NW, LLC
7400 Beaufont Springs Drive, Suite 300
North Chesterfield, VA 23225

      **Re: Fundrise 1539 7th Street NW, LLC
             Amendment No. 2 to Offering Statement on Form 1-A
             Filed October 31, 2013
             File No. 024-10360**

Dear Mr. Miller:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>General Repurchase Right, page 4</u>

1.   You indicate that if all units are repurchased, then you will have to obtain an independent appraiser. In a partial repurchase, please revise to clarify how units will be valued and discuss how the units will be selected or if you will repurchase a pro rata number from investors. Also, discuss how unpaid distributions will be handled in a repurchase.

<u>Investors are subject to the obligations and representations . . . , page 12</u>

2.   Please tell us why you are referring to a "private placement memorandum."

The Manager, page 20

3.   We note your response to comment 3 of our comment letter dated September 25, 2013. Please revise your disclosure to explain what is included in the "cash investment of the Members in the Property" which is used to calculate the asset management fee and confirm if the $3,458.20 is only the amount incurred to date. In addition, please add disclosure regarding the reimbursement of expenses that may be sought by the asset manager, which you discuss on page 32.

4.   In connection with the preceding comment, please clarify why the development fee includes the cost for acquiring the property even though the acquisition fee is already based on the purchase price of the property. Also, explain why the development fee monthly reimbursements are equal to 3 times the multiple of direct hourly wages. Finally, please clarify if the leasing fee is paid monthly or up front upon the execution of a lease.

Distributions, page 27

5.   After accrued preferred returns are fully paid, it appears that you could reduce the capital balances of Class C members with additional payments. Please tell us if the preferred return will still be accrued based on the original contributions or will it be accrued based on the reduced capital balances in subsequent months.

Plan of Distribution, page 41

6.   We note your disclosure on the cover page of the offering circular that Benjamin Miller and Daniel Miller will offer the securities in reliance on the safe harbor set out in Rule 3a4-1 under the Securities Exchange Act. Please revise your disclosure here to set forth the basis in which each will meet the safe harbor provisions set out in Rule 3a4-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request qualification of the offering statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Regulation A regarding requests for qualification. We will consider a written request for qualification of the offering statement as confirmation of the fact that those requesting qualification are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification of the offering statement.

You may contact Kristi Marrone at (202) 551-3429 or Eric McPhee at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: Bjorn Hall, Esq. (Via E-mail)
        Max Kirschenbaum (Via E-mail)